Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at September 30, 2014. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended September 30, 2014.

(Skr millions)
Senior debt:
Long-term	224,249.6
Short-term	54,899.9
Total senior debt (1), (2)	279,149.5

Subordinated debt:
Long-term	1 790.8
Short-term	—
Total subordinated debt (1)	1 790.8

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990.0
Reserves	474.7
Retained earnings	11,411.1

Total	15,875.8

Total capitalization	296,816.1

(1)                                 At September 30, 2014, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at September 30, 2014.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since September 30, 2014.